SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on dissolution of a subsidiary (Friday, July16, 2004)

2.	Notice on revised financial forecasts for the six months ending September 30, 2004 and the year ending March 31, 2005 (Friday, July 30, 2004)

3.	Notice on a business transfer of a subsidiary (Friday, July 30, 2004)

July 16, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: 06-6648-2645

Notice on dissolution of a subsidiary

Please be advised that Kubota Corporation resolved at the Board of Directors’ meeting held on July 16, 2004 that one of its subsidiaries, KM Asset Corporation (the Company), should be dissolved at the end of September 2004 as below-mentioned.

1. Reason for the dissolution :

The Company manages real estates which had been held by Kubota House Co., Ltd. before the split mentioned below and has almost completed selling its property assets. Accordingly, Kubota Corporation decided to dissolve the Company.

2. Background :

1) July 1, 1964

Kubota House Co., Ltd. was established.

2) October 1, 2000

Kubota House Co., Ltd. was split into new Kubota House Co., Ltd. responsible for prefabricated housing operation and Kubota Maison Co., Ltd. responsible for condominium operation and management of real estates.

3) April 1, 2002

The shares of Kubota House Co., Ltd. were transferred to Sanyo Electric Co., Ltd.

4) April 1, 2003

Kubota Maison Co., Ltd. was split into new Kubota Maison Co., Ltd. responsible for condominium operation and KM Asset Corporation responsible for management of real estates

5) July 16, 2004

The Board of Directors of Kubota Corporation resolved dissolution of KM Asset Corporation.

3. Profile of KM Asset Corporation :

Place: 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan

Principal: Representative Director and President, Mr. Hirokazu Nara

Capital: ¥4,800 million

Shareholders: Kubota Corporation owns 100%

Business: Management of real estates

Date incorporated: July 1, 1964 (The Company succeeded the commericial registration of Kubota House Co., Ltd.)

Headcount: 4 persons

4. Schedule :

The Company is expected to resolve its dissolution at the extra-ordinary general meeting of its shareholders to be held on September 30, 2004 and will begin the process of liquidation immediately after the resolution. The liquidation will be completed by the end of March 2005.

5. Financial outlook :

Kubota Corporation’s financial forecasts for fiscal 2005 to be ending in March 2005 remain unchanged from the released forecasts on May 14, 2004.

End of document

July 30, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on revised financial forecasts for the six months ending September 30, 2004 and the year ending March 31, 2005

Please be advised that Kubota Corporation (the Company) has revised the consolidated and non-consolidated (parent company only) financial forecasts for the six months ending September 30, 2004 and the year ending March 31, 2005 as follows:

<The original forecasts were released on May 14, 2004 when the Company announced the financial results for the year ended March 31, 2004. >

1. Revised consolidated financial forecasts for the six months ending September 30, 2004 and for the year ending March 31, 2005

(April 1, 2004–September 30, 2004)	(Unit; ¥million,%)

	Net sales	Income before Income Taxes, Minority Interest in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies	Net Income
Original Forecasts	437,000	34,000	34,000
Revised Forecasts	437,000	39,000	44,000
Change	0	5,000	10,000
(%)	—	15%	29%
Comparable Prior Period (Six months ended September 30, 2003)	421,540	18,686	7,010

(April 1, 2004— March 31, 2005)	(Unit; ¥million,%)

	Net sales	Income before Income Taxes, Minority Interest in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies	Net Income
Original Forecasts	915,000	127,000	90,000
Revised Forecasts	915,000	132,000	100,000
Change	0	5,000	10,000
(%)	—	4%	11%
Comparable Prior Year (Year ended March 31, 2004)	930,237	27,097	11,700

2. Revised non-consolidated financial forecasts for the six months ending September 30, 2004 and for the year ending March 31, 2005

(April 1, 2004—September 30, 2004)	(Unit; ¥million, %)

	Net sales	Ordinary Income	Net Income
Original Forecasts	272,000	14,500	8,500
Revised Forecasts	272,000	14,500	11,500
Change	0	0	3,000
(%)	—	—	35%
Comparable Prior Period (Six months ended September 30, 2003)	293,363	17,860	10,109

(April 1, 2004—March 31, 2005)	(Unit; ¥million, %)

	Net sales	Ordinary Income	Net Income
Original Forecasts	645,000	44,500	26,000
Revised Forecasts	645,000	44,500	29,000
Change	0	0	3,000
(%)	—	—	12%
Comparable Prior Year (Year ended March 31, 2004)	663,827	45,964	21,709

3. Reasons for revision

(Consolidation)

(1)	Management right of W.J. Kubota Development Corporation, a subsidiary of the Company, will be transferred to Misawa Resort Co., Ltd. and RISA Partners Inc. on August 1, 2004.

(2)	Consequently, the Company reverses a part of the loss (mainly impairment loss) related to W.J. Kubota Development Corporation, which is the difference between the loss recognized in prior years and the loss concluded by the transfer, and this reversal leads to an increase of income before income taxes by ¥5.0 billion.

(3)	In addition, the loss related to W.J. Kubota Development Corporation becomes tax deductible by the transfer, which was not tax deductible at recognition. The effect of the loss becoming tax deductible is ¥7.0 billion out of ¥10.0 billion increase in net income. The remaining of ¥3.0 billion increase in net income is brought after deduction of taxes from the increase of ¥5.0 billion in income before income taxes.

(Non-consolidation)

(1)	The revision of non-consolidated financial forecast is caused by the same incident as consolidated basis. However, in terms of amount, the impact is much less significant than consolidated-basis because in the case of non-consolidated basis, the taxes related to the loss recognized in connection with W.J. Kubota Development Corporation were deductible at recognition in prior years.

(2)	The difference between the extraordinary loss recognized in prior years and actual loss resulting from this business transfer is ¥5.0 billion, and net income increases by ¥3.0 billion after deduction of taxes.

End of document

July 30, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on a business transfer of a subsidiary

Please be advised that pursuant to civil rehabilitation proceedings Kubota Corporation (hereinafter “the Company”) will transfer W.J. Kubota Development Corporation (a subsidiary of the Company, hereinafter “WKD”) to Misawa Resort Co., Ltd. and RISA Partners, Inc. on August 1, 2004.

1. Transferee

Misawa Resort Co., Ltd. ( Shinjuku, Tokyo )

RISA Partners, Inc. (Chiyoda, Tokyo )

2. History of WKD

July 17, 1987	The Company established WKD.

October 1, 1993,	WKD opened “Authent Golf Club”.

December 16, 2003	WKD applied for commencement of civil rehabilitation proceedings.

June 8, 2004	Civil rehabilitation proceedings of WKD was resolved at creditors’ meeting.

August 1, 2004	WKD will be transferred to Misawa Resort Co., Ltd. and RISA Partners, Inc.

3. Profile of WKD

Address:	2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

Principal:	Tadakatsu Nishida, President and Representative Director

Capital:	¥50 million

Shares issued:	1,000 shares

Shareholder:	Kubota Corporation (100%)

Annual financial closing date:	March 31

Headcount:	47

Business:	Operation of a golf course

Date incorporated:	July 17, 1987

4. Outline of civil rehabilitation proceedings

1) On August 1, 2004, the Company will transfer WKD to Misawa Resort Co., Ltd. and RISA Partners, Inc.

2) Through 100% reduction of capital by WKD and investment by Misawa Resort Co., Ltd. and RISA Partners, Inc. into WKD, management rights of WKD will be transferred.

3) WKD has repaid the 50% of deposits of the members of the Authent Golf Club.

4) Whole rights of the members of the Authent Golf Club are to be succeeded after the transfer.

5) All the employees of WKD are to be transferred to a subsidiary of Misawa Resort Co., Ltd.

5. Financial impact on the Company

The Company will recognize the difference between the loss recognized in prior years (mainly impairment loss) and the loss concluded by the transfer. Consequently, the financial forecasts of the Company will be favorably affected by ¥10.0 billion on consolidated basis and ¥3.0 billion on non-consolidated basis.

Today, the Company released the revised financial forecasts for the six months ending September 30, 2004 and the year ending March 31, 2005 to reflect the impact resulting from the transfer.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: August 2, 2004	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department